SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

AGM 2016 poll results

BP PLC (the "Company")

The Company held its Annual General Meeting earlier today and announces the results of the voting below.

Mr. Carl-Henric Svanberg, Chairman, said -

After an outstanding operational year for the company in a very difficult oil price environment, we were pleased that we had the support of our shareholders on all the binding votes at today's meeting.

We were disappointed that the advisory vote for this year's remuneration report was not carried. We have already spoken to a number of shareholders and have a continuing dialogue. They are seeking changes to our remuneration policy for the future. We will continue that engagement and will bring a revised policy to our next AGM in 2017.

	Votes For	%	Votes Against	%	Votes Withheld	Total shares voted	% of issued share capital voted
Resolution 1: To receive the directors' annual report and accounts.	11,875,744,694	98.80	144,255,967	1.20	25,101,195	12,020,000,661	64.46
Resolution 2: To receive and approve the directors' remuneration report.	4,714,977,486	40.71	6,865,855,734	59.29	464,259,340	11,580,833,220	62.10
Resolution 3: To re-elect Mr R W Dudley as a director.	11,970,997,272	99.61	47,118,109	0.39	27,057,710	12,018,115,381	64.45
Resolution 4: To re-elect Dr B Gilvary as a director.	11,878,268,681	98.84	138,882,662	1.16	28,011,407	12,017,151,343	64.44
Resolution 5: To re-elect Mr P M Anderson as a director.	11,964,959,344	99.57	51,176,682	0.43	29,060,946	12,016,136,026	64.43
Resolution 6: To re-elect Mr A Boeckmann as a director.	11,644,739,293	98.99	118,583,936	1.01	281,891,169	11,763,323,229	63.08
Resolution 7: To re-elect Admiral F L Bowman as a director.	11,962,588,484	99.55	54,008,117	0.45	28,564,998	12,016,596,601	64.44
Resolution 8: To re-elect Mrs C B Carroll as a director.	11,964,579,133	99.57	52,059,952	0.43	28,545,823	12,016,639,085	64.44
Resolution 9: To re-elect Mr I E L Davis as a director.	11,637,912,983	98.93	125,977,087	1.07	281,295,046	11,763,890,070	63.08
Resolution 10: To re-elect Professor Dame Ann Dowling as a director.	11,530,564,759	98.06	227,749,387	1.94	286,876,454	11,758,314,146	63.05
Resolution 11: To re-elect Mr B R Nelson as a director.	11,963,775,486	99.57	52,183,778	0.43	29,260,218	12,015,959,264	64.43
Resolution 12: To elect Mrs P R Reynolds as a director.	11,966,835,340	99.60	48,047,600	0.40	30,324,211	12,014,882,940	64.43
Resolution 13: To elect Sir John Sawers as a director.	11,966,861,402	99.60	48,446,235	0.40	29,883,779	12,015,307,637	64.43
Resolution 14: To re-elect Mr A B Shilston as a director.	11,638,259,783	98.93	125,430,155	1.07	281,487,200	11,763,689,938	63.08
Resolution 15: To re-elect Mr C-H Svanberg as a director.	11,737,620,288	97.72	273,746,097	2.28	33,820,627	12,011,366,385	64.41
Resolution 16: To reappoint Ernst & Young LLP as auditors and to authorize the directors to fix their remuneration.	11,717,259,719	97.42	310,157,036	2.58	17,702,143	12,027,416,755	64.50
Resolution 17: To give limited authority to make political donations and incur political expenditure.	11,412,860,462	95.58	527,379,493	4.42	104,552,855	11,940,239,955	64.03
Resolution 18: To give limited authority to allot shares up to a specified amount.	11,115,643,865	92.70	875,933,701	7.30	53,586,777	11,991,577,566	64.30
Resolution 19: Special resolution: to give authority to allot a limited number of shares for cash free of pre-emption rights.	10,785,706,347	90.07	1,188,879,210	9.93	70,585,481	11,974,585,557	64.21
Resolution 20: Special resolution: to give limited authority for the purchase of its own shares by the company.	11,844,850,230	98.57	171,873,516	1.43	28,420,714	12,016,723,746	64.44
Resolution 21: Special resolution: to authorize the calling of general meetings (excluding annual general meetings) by notice of at least 14 clear days.	10,521,941,181	87.56	1,495,478,116	12.44	27,741,264	12,017,419,297	64.44

* Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.

** Total voting rights of the shares in issue: 18,648,466,827. Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of BP preference shares held.

David J Jackson
Company secretary
14 April 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 April 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Secretary